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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                               AMENDMENT NO. 4 TO
                                 SCHEDULE 14D-9
                                 (RULE 14D-101)
       SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            -------------------------

                             LITTON INDUSTRIES, INC.
                            (Name of Subject Company)

                             LITTON INDUSTRIES, INC.
                        (Name of Person Filing Statement)

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                      COMMON STOCK, $1 PAR VALUE PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
         SERIES B $2 CUMULATIVE PREFERRED STOCK, $5 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                            -------------------------

                           538021 10 6 (COMMON STOCK)
                          538021 40 3 (PREFERRED STOCK)
                      (CUSIP Number of Class of Securities)

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                              JOHN E. PRESTON, ESQ.
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                             LITTON INDUSTRIES, INC.
                             21240 BURBANK BOULEVARD
                      WOODLAND HILLS, CALIFORNIA 91367-6675
                                 (818) 598-5000
 (Name, Address and Telephone Number of Person Authorized to Receive Notice and
            Communications on Behalf of the Person Filing Statement)

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                                    Copy to:
                              DANIEL A. NEFF, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                               51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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|_|CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS
   MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

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   Litton Industries, Inc., a Delaware corporation (the "Company"), hereby amends its Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on January 5, 2001 (the "Schedule 14D-9"), as amended. This amendment constitutes Amendment No. 4 to the
Schedule 14D-9.


ITEM 8.  ADDITIONAL INFORMATION.

   Section (e) of Item 8 of the Schedule 14D-9 is hereby amended and restated in its entirety.

(e)   CERTAIN PROJECTED FINANCIAL DATA.

   Prior to entering into the Original Merger Agreement, the Company and its financial advisors provided to Northrop Grumman and its financial advisors certain information which was not publicly available, including certain projected financial data (the "Projections") for the fiscal years 2001 through 2005. The Company does not publicly disclose projections, and the latest Projections were not prepared with a view to public disclosure. The Projections included, among other things, the following forecasts of the Company's revenues, net income (excluding pension income) and earnings per share (excluding pension income), respectively (in millions, except per share data): $5,850.0, $151.9 and $3.31 in 2001; $6,473.0, $186.4 and $4.06 in 2002; $6,827.0, $220.8 and $4.81 in
2003; $7,183.0, $248.4 and $5.41 in 2004; and $7,436.0, $278.7 and $6.07 in
2005. Including pension income, the projected net income and earnings per share were, respectively (in millions, except per share data): $220.5 and $4.80 in 2001; $254.9 and $5.55 in 2002; $289.4 and $6.30 in 2003; $317.0 and $6.90 in
2004; and $347.3 and $7.56 in 2005.

   The Projections were not prepared with a view to public disclosure or compliance with published guidelines of the Securities Exchange Commission, the guidelines established by the American Institute of Certified Public Accountants for Prospective Financial Information or generally accepted accounting principles. The Company's certified public accountants have not examined or compiled any of the Projections. The Projections were not prepared with the approval of the Board. The Projections are included herein to give the Company's stockholders access to information that was not publicly available and that the Company provided to Northrop Grumman.

   The Projections are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those statements and should be read with caution. The Projections are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and recent developments. While presented with numerical specificity, the Projections were not prepared by the Company in the ordinary course and are based upon a variety of estimates and hypothetical assumptions made by management of the Company with respect to, among other things, industry performance, general economic, market, interest rate and financial conditions, sales, cost of goods sold, operating and other revenues and expenses, capital expenditures and working capital of the Company, and other matters which may not be realized and are inherently subject to significant business, economic and competitive uncertainties and contingencies, all of which are difficult to predict and many of which are beyond the Company's control. The Company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the Company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology. Accordingly,


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there can be no assurance that the assumptions made in preparing the Projections will prove accurate, and actual results may be materially greater or less than those contained in the Projections. In addition, the Projections do not take into account any of the transactions contemplated by the Amended Merger Agreement, including the Offer and the Litton Merger. These events may cause actual results to differ materially from the Projections.

       For these reasons, as well as the bases and assumptions on which the Projections were compiled, the inclusion of such Projections herein should not be regarded as an indication that the Company, Northrop Grumman, Purchaser or any of their respective affiliates or representatives considers such information to be an accurate prediction of future events, and the Projections should not be relied on as such. No party nor any of their respective affiliates or representatives has made, or makes, any representation to any person regarding the information contained in the Projections and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrences of future events even in the event that any or all of the assumptions are shown to be in error.


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                                    SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     LITTON INDUSTRIES, INC.


                                     By:  /s/   JOHN E. PRESTON
                                         --------------------------------------
                                         Name:  John E. Preston
                                         Title: Senior Vice President and
                                                General Counsel

Dated:  March 1, 2001


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